Exhibit 99.1

Expanded Market Share to 20.8%, Grew Volume 51.2% to 4.6 Billion Parcels
Achieved RMB1.2 Billion Adjusted Net Income Amidst Fierce Competition

ZTO Reports Third Quarter 2020 Unaudited Financial Results

Shanghai, Nov. 18, 2020/PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 20201. The Company maintained high quality of service and customer satisfaction, and expanded parcel volume market share by 1.9 percentage points to 20.8%.

Third Quarter 2020 Financial Highlights

•                Revenues were RMB6,638.8 million (US$977.8 million), an increase of 26.1% from RMB5,265.8 million in the same period of 2019.

•                Gross profit was RMB1,391.0 million (US$204.9 million), a decrease of 12.9% from RMB1,596.9 million in the same period of 2019.

•                Net income was RMB1,210.3 million (US$178.3 million), a decrease of 7.4% from RMB1,307.7 million in the same period of 2019.

•                Adjusted EBITDA2 was RMB1,675.4 million (US$246.8 million), a decrease of 11.2% from RMB1,887.5 million in the same period of 2019.

•                Adjusted net income3 was RMB1,210.3 million (US$178.3 million), a decrease of 8.2% from RMB1,318.5 million in the same period of 2019.

•                   Basic and diluted earnings per American depositary share (“ADS”4) were RMB1.53 (US$0.23), a decrease of 8.4% from RMB1.67 in the same period of 2019.

•              Adjusted basic and diluted earnings per American depositary share5 attributable to ordinary shareholders were RMB1.53 (US$0.23), a decrease of 9.5% from RMB1.69 in the same period of 2019.

•              Net cash provided by operating activities was RMB1,480.4 million (US$218.0 million), compared with RMB1,417.7 million in the same period of 2019.

Operational Highlights for Third Quarter 2020

•                Parcel volume was 4,623 million, an increase of 51.2% from 3,058 million in the third quarter of 2019.

•                Number of pickup/delivery outlets was approximately 30,000 as of September 30, 2020.

•                Number of direct network partners was over 5,150 as of September 30, 2020.

•                Number of line-haul vehicles was over 10,100 as of September 30, 2020, which included approximately 9,250 self-owned vehicles, increased from 9,900 as of June 30, 2020, and approximately 850 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•                Out of the self-owned trucks, over 7,400 were high capacity 15 to 17-meter-long models as of September 30, 2020, compared to over 7,100 as of June 30, 2020.

•                Number of line-haul routes between sorting hubs was approximately 3,400 as of September 30, 2020, compared to over 3,400 as of June 30, 2020.

•                Number of sorting hubs was 91 as of September 30, 2020, among which 82 are operated by the Company and 9 by the Company’s network partners.

(1)                     An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)       Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investees and subsidiary which management aims to better represent the underlying business operations.

(3)       Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investees and subsidiary in which management aims to better represent the underlying business operations.

(4)                     One ADS represents one Class A ordinary share.

(5)       Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income divided by weighted average number of basic and diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “During the third quarter, driven by a steady economic recovery, China express delivery industry maintained its strong growth momentum from previous quarter and achieved a 37.8% parcel volume increase over last year. ZTO grew 51.2% with 4.6 billion parcels and expanded its market share by 1.9 percentage points to 20.8%. Our 3Q performance resulted from consistent focus on investing in infrastructure, improving capacity and operating efficiency on one hand, and at the same time, addressing our network partners’ interest and needs fairly so that our entire network can remain stable and thrive.”

Mr. Lai added, “ZTO’s recent secondary listing on Hong Kong stock exchange gave us an opportunity to review what contributed to our success in the past and think deep and clear about what’s crucial for us to expand our competitive edge and transform ultimately into a world-class comprehensive logistic service provider. We firmly believe in the long-term growth prospects of the express delivery market as well as the tremendous opportunities in the logistic industries in China and overseas. Express delivery has increasingly become an essential part of our daily lives for its ability and potential to efficiently connect a vast array of supply and demand with wide coverage and deep penetration. We are preparing for that pinnacle moment to arrive when the express delivery industry can start to receive deserved payback.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “Impacted by competition that remained fierce during the period, ZTO’s adjusted net income was RMB1.2 billion and the 8.2% decrease was relatively moderate given an 18.4% price decline which was at the low end of the market  range of price decline. We were more effective in managing competing priorities of accelerated volume growth and market share gain, sustained network partners’ confidence and trust in our brand, and solid corporate earnings. Meanwhile, scale leverage and cost productivity initiatives continued to dampen the impact of price decline where our combined sorting and transportation costs per unit dropped 9.0% or 8 cents, and corporate SG&A cost as a percentage of total revenues remained low at 5.6%.”

Ms. Yan added, “Cash from operating activities increased 4.4% to RMB1.48 billion for the quarter.  The cumulative capital spending for the year was RMB6.2 billion as we have accelerated infrastructure development in response to the steady increase in demand. Together with the proceeds received this quarter for our secondary listing in Hong Kong, ZTO has RMB 22.7 billion available cash including those on deposits.  With a strong balance sheet, we intend to further build-out scale and capacity, to support our network partners to expand and grow with us, and to form advantages in comprehensive logistic service capabilities.

Third Quarter 2020 Financial Results

	Three Months Ended September 30,					Nine Months Ended September 30,
	2019		2020			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	4,675,993	88.8	5,780,410	851,362	87.1	13,499,267	88.4	14,727,484	2,169,124	86.9
Freight forwarding services	274,356	5.2	481,188	70,871	7.2	913,758	6.0	1,243,759	183,186	7.3
Sale of accessories	276,452	5.3	298,871	44,019	4.5	777,859	5.1	797,084	117,398	4.7
Others	38,959	0.7	78,367	11,543	1.2	72,546	0.5	188,819	27,810	1.1
Total revenues	5,265,760	100.0	6,638,836	977,795	100.0	15,263,430	100.0	16,957,146	2,497,518	100.0

Total Revenues were RMB6,638.8 million (US$977.8 million), an increase of 26.1% from RMB5,265.8 million in the same period of 2019. Revenue from the core express delivery business increased by 23.4% compared to the same period of 2019, as a combined result of an increase of 51.2% in parcel volume and a decrease of 18.4% in parcel unit price mainly driven by competition and the decrease in average parcel weight. Revenue from freight forwarding services increased by 75.4% compared to the same period of 2019, driven by increased cross border e-commerce demand and improved pricing as a result of the COVID-19 outbreak globally. Revenue from sales of accessories, largely consisting of the sales of thermal paper used for digital waybills’ printing, increased by 8.1% due to increased usage of lower-priced single-sheet digital waybill since second half of last year.  Other revenues were mainly derived from financing services and advertising services.

	Three Months Ended September 30,					Nine Months Ended September 30,
	2019		2020			2019		2020
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,783,180	33.9	2,446,793	360,373	36.9	5,073,052	33.2	5,740,772	845,524	33.9
Sorting hub operating cost	978,417	18.6	1,353,754	199,386	20.4	2,823,387	18.5	3,573,787	526,362	21.1
Freight forwarding cost	265,426	5.0	447,047	65,843	6.7	893,823	5.9	1,151,319	169,571	6.8
Cost of accessories sold	138,112	2.6	95,007	13,993	1.4	414,169	2.7	281,965	41,529	1.7
Other costs	503,686	9.6	905,283	133,335	13.6	1,433,901	9.4	2,230,528	328,521	13.0
Total cost of revenues	3,668,821	69.7	5,247,884	772,930	79.0	10,638,332	69.7	12,978,371	1,911,507	76.5

Total cost of revenues was RMB5,247.9 million (US$772.9 million), an increase of 43.0% from RMB3,668.8 million in the same period last year.

Line haul transportation cost was RMB2,446.8 million (US$360.4 million), an increase of 37.2% from RMB1,783.2 million in the same period last year. The line-haul transportation cost per parcel declined 9.2% to RMB0.53. The decrease resulted mainly from increased usage of self-owned vehicles with a greater number of higher-capacity trailer trucks. Approximately 86.0% of the line-haul transportation costs were associated with self-owned fleet compared to that of 66.2% in the same period last year.

Sorting hub operating cost was RMB1,353.8 million (US$199.4 million), an increase of 38.4% from RMB978.4 million in the same period last year. The increase was primarily due to (i) an RMB274.0 million (US$40.4 million) increase in labor associated costs, and (ii) an RMB80.3 million (US$11.8 million) increase in depreciation and amortization costs due to the increased number of installed automated sorting equipment. As of September 30, 2020, 300 sets of automated sorting equipment have been placed into service, compared to 208 sets as of September 30, 2019. The sorting hub operating cost per parcel decreased 8.5% to RMB0.29 as a result of increased level of automation and improved economies of scale.

Cost of accessories sold was RMB95.0 million (US$14.0 million), a decrease of 31.2% from RMB138.1 million in the same period last year. The decrease was mainly driven by the increased use of lower-cost single-sheet digital waybills since the second half of 2019.

Other costs were RMB905.3 million (US$133.3 million), an increase of RMB401.6 million (US$59.1 million) compared to the same period last year. The increase was mainly consisted of (i) an increase of RMB304.8 million (US$44.9 million) in dispatching costs serving enterprise customers associated with a similar level of volume increase of 99.7%, and (ii) an increase of RMB80.2million (US$11.8 million) in technology related expenses.

Gross Profit was RMB1,391.0 million (US$204.9 million), a decrease of 12.9% from RMB1,596.9 million in the same period last year. Gross margin rate was 21.0% compared to 30.3% in the same period last year as a net result of competition-led core express delivery ASP decline of 18.4% and related unit cost decline of 6.7%.

Total Operating Expenses were RMB221.8 million (US$32.7 million), compared to RMB196.4 million in the same period last year.

Selling, general and administrative expenses were RMB373.7 million (US$55.0 million), increased by 28.5% from RMB290.9 million in the same period last year. The increase was mainly due to (i) an increase of RMB70.1 million (US$10.3 million) in salaries and accrued performance-based bonuses, and (ii) an increase of RMB9.7 million (US$1.4 million) in depreciation and amortization expenses.

Other operating income, net was RMB151.8 million (US$22.4 million), compared to RMB94.5 million in the same period last year. Other operating income mainly consisted of (i) RMB69.0 million (US$10.2 million) ADR fee adjustment, (ii) RMB43.5 million (US$6.4 million) of VAT super deduction recognized, and (iii) government subsidies and tax rebates of RMB24.5 million (US$3.6 million) received.

Income from operations was RMB1,169.1 million (US$172.2 million), a decrease of 16.5% from RMB1,400.5 million for the same period last year. Operating margin rate decreased to 17.6% from 26.6% in the same period last year, derived from the 9.4 percentage points decrease in gross margin rate.

Interest income was RMB96.7 million (US$14.2 million), compared with RMB146.4 million in the same period last year.

Foreign currency exchange loss, before tax was RMB64.4 million (US$9.5 million) in the third quarter of 2020.

Income tax expenses were negative RMB27.8 million (US$4.1 million) compared to RMB266.3 million in the same period last year. An income tax refund of RMB200.7 million (US$29.6 million) was received during the quarter by Shanghai Zhongtongji Network, a wholly-owned subsidiary, for being recognized as a “Key Software Enterprise” that qualified for a preferential tax rate of 10% for tax year 2019.

Net income was RMB1,210.3 million (US$178.3 million), which decreased by 7.4% from RMB1,307.7 million year over year mainly due to intensified price competition while the Company’s scale and cost leverage remained strong.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.53 (US$0.23), compared to RMB1.67 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.53 (US$0.23), compared with RMB1.69 in the same period last year.

Adjusted net income was RMB1,210.3 million (US$178.3 million), compared with RMB1,318.5 million during the same period last year.

EBITDA was RMB1,675.4 million (US$246.8 million), compared with RMB1,876.7 million in the same period last year.

Adjusted EBITDA was RMB1,675.4 million (US$246.8 million), compared to RMB1,887.5 million in the same period last year.

Net cash provided by operating activities was RMB1,480.4 million (US$218.0 million), compared with RMB1,417.7 million in the same period last year.

Business Outlook

The Company makes no changes to its previously stated annual guidance: parcel volume for 2020 is expected to be in the range of 16.2 billion to 17.0 billion, representing a 33.7% to 40.3% increase year over year, and the Company’s adjusted net income is expected to be in the range of RMB4.8 billion to RMB5.2 billion, representing a 1.7% to 9.3% decrease year over year. These above estimates are based on management’s current and preliminary view and subject to change.

Company Share Purchase

On November 15, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2020, the board of directors of the Company approved the extension of the current share repurchase program to June 30, 2021. The Company expects to fund the repurchases out of its existing cash balance. As of September 30, 2020, the Company has purchased an aggregate of 7,716,436 ADSs at an average purchase price of US$17.33, including repurchase commissions.

Initial Public Offering in Hong Kong

On September 29, 2020, the Company successfully listed on the Main Board of the Hong Kong Stock Exchange (“HKEX”) under the stock code of “2057” with a global offering of 51,750,000 Class A ordinary shares (including the exercise of the over-allotment option on October 22, 2020) at the public offering price of HK$218 per share (the “Global Offering”). The Hong Kong-listed shares are fully fungible with the Company’s American depositary shares (ADSs) listed on the New York Stock Exchange (“NYSE”) (one ADS representing one Class A ordinary share). Gross proceeds from the Global Offering before any underwriting fees and other offering expenses, were HK$11,281.5 million (US$1,455.7 million).

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.7896 to US$1.00, the noon buying rate on September 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:00 PM U.S. Eastern Time on Wednesday, November 18, 2020 (9:00 AM Beijing Time on November 19, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	2473190

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 25, 2020:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10149585

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the third quarter of 2020, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter of 2020 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended Sept 30,			Nine Months Ended Sept 30.
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	5,265,760	6,638,836	977,795	15,263,430	16,957,146	2,497,518
Cost of revenues	(3,668,821)	(5,247,884)	(772,930)	(10,638,332)	(12,978,371)	(1,911,507)
Gross profit	1,596,939	1,390,952	204,865	4,625,098	3,978,775	586,011
Operating income (expenses):
Selling, general and administrative	(290,893)	(373,668)	(55,035)	(1,154,021)	(1,246,140)	(183,537)
Other operating income, net	94,469	151,836	22,363	182,102	455,106	67,030
Total operating expenses	(196,424)	(221,832)	(32,672)	(971,919)	(791,034)	(116,507)
Income from operations	1,400,515	1,169,120	172,193	3,653,179	3,187,741	469,504
Other income (expenses):
Interest income	146,372	96,654	14,236	437,313	337,138	49,655
Interest expense	—	(13,707)	(2,019)	—	(23,132)	(3,407)
Loss on disposal of equity investees and subsidiary	—	—	—	(529)	—	—
Foreign currency exchange gain/(loss), before tax	28,511	(64,354)	(9,478)	24,850	(45,307)	(6,673)
Income before income tax, and share of loss in equity method investments	1,575,398	1,187,713	174,932	4,114,813	3,456,440	509,079
Income tax expense	(266,297)	27,845	4,101	(746,958)	(400,228)	(58,947)
Share of loss in equity method investments	(1,420)	(5,268)	(776)	(13,433)	(21,378)	(3,149)
Net income	1,307,681	1,210,290	178,257	3,354,422	3,034,834	446,983
Net loss (income) attributable to noncontrolling interests	(153)	(9,271)	(1,365)	(6,700)	(10,762)	(1,585)
Net income attributable to ZTO Express (Cayman) Inc.	1,307,528	1,201,019	176,892	3,347,722	3,024,072	445,398
Net income attributable to ordinary shareholders
Basic	1.67	1.53	0.23	4.27	3.86	0.57
Diluted	1.67	1.53	0.23	4.26	3.86	0.57
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	782,011,037	784,872,994	784,872,994	784,701,835	783,711,509	783,711,509
Diluted	782,389,377	784,872,994	784,872,994	784,981,054	783,778,138	783,778,138
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	480,712	(326,880)	(48,144)	429,859	(173,511)	(25,555)
Comprehensive income	1,788,393	883,410	130,113	3,784,281	2,861,323	421,428
Comprehensive income attributable to noncontrolling interests	(153)	(9,271)	(1,365.47)	(6,700)	(10,762)	(1,585)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,788,240	874,139	128,748	3,777,581	2,850,561	419,843

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2019	Sept 30, 2020
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	5,270,204	16,408,906	2,416,771
Restricted cash	7,210	8,070	1,189
Accounts receivable, net	675,567	606,462	89,322
Financing receivables, net	511,124	1,046,286	154,101
Short-term investment	11,113,217	4,804,528	707,630
Inventories	43,845	49,929	7,354
Advances to suppliers	438,272	711,853	104,845
Prepayments and other current assets	1,964,506	2,224,856	327,688
Amounts due from related parties	74,312	63,620	9,370
Total current assets	20,098,257	25,924,510	3,818,270
Investments in equity investee	3,109,494	3,271,612	481,856
Property and equipment, net	12,470,632	16,477,106	2,426,815
Land use rights, net	2,508,860	4,105,231	604,635
Intangible assets, net	48,029	43,381	6,389
Operating lease right-of-use assets	901,956	844,208	124,338
Goodwill	4,241,541	4,241,541	624,711
Deferred tax assets	403,587	701,942	103,385
Long-term investment	946,180	1,472,960	216,944
Long-term financing receivables, net	549,775	1,355,041	199,576
Other non-current assets	612,191	465,375	68,542
TOTAL ASSETS	45,890,502	58,902,907	8,675,461

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	—	2,084,430	307,003
Accounts payable	1,475,258	1,468,675	216,312
Notes payable	—	720,420	106,106
Advances from customers	1,210,887	1,137,709	167,566
Income tax payable	80,272	39,269	5,784
Amounts due to related parties	38,943	21,082	3,105
Operating lease liabilities	298,728	267,348	39,376
Acquisition consideration payable	22,942	22,942	3,379
Dividends payable	1,629	12,304	1,812
Other current liabilities	3,552,288	4,083,074	601,372
Total current liabilities	6,680,947	9,857,253	1,451,815
Non-current operating lease liabilities	504,442	459,518	67,680
Deferred tax liabilities	207,896	214,382	31,575
Other non-current liabilities	93,820	—	—
TOTAL LIABILITIES	7,487,105	10,531,153	1,551,070

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 803,551,115 shares issued and 781,947,464 shares outstanding as of December 31, 2019; 848,551,115 shares issued and 828,894,733 shares outstanding as of September 30, 2020)	517	548	81
Additional paid-in capital	22,336,594	29,357,326	4,323,867
Treasury shares, at cost	(1,436,767)	(1,350,529)	(198,911)
Retained earnings	16,726,540	19,750,612	2,908,951
Accumulated other comprehensive income	675,720	502,207	73,967
ZTO Express (Cayman) Inc. shareholders’ equity	38,302,604	48,260,164	7,107,955
Noncontrolling interests	100,793	111,590	16,435
Total Equity	38,403,397	48,371,754	7,124,390
TOTAL LIABILITIES AND EQUITY	45,890,502	58,902,907	8,675,460

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires all entities to disclose their current estimate of all expected credit losses. The Group adopted this ASU on January 1, 2020 using the modified retrospective transition method and no material adjustment to the opening balance of retained earnings of 2020 was necessary. The adoption of this new ASU has no material impact on its consolidated financial position, results of operations or cashflow.

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	1,417,706	1,480,429	218,044	4,043,780	2,910,490	428,669
Net cash (used in)/ provided by investing activities	(4,015,458)	1,179,946	173,787	(1,621,341)	(632,608)	(93,173)
Net cash provided by/ (used in) financing activities	511,528	8,602,624	1,267,030	(1,995,524)	8,965,576	1,320,487
Effect of exchange rate changes on cash, cash equivalents and restricted cash	33,113	(109,243)	(16,090)	9,683	(89,783)	(13,224)
Net (decrease) / increase in cash, cash equivalents and restricted cash	(2,053,111)	11,153,756	1,642,771	436,598	11,153,675	1,642,759
Cash, cash equivalents and restricted cash at beginning of period	7,112,663	5,277,333	777,267	4,622,954	5,277,414	777,279
Cash, cash equivalents and restricted cash at end of period	5,059,552	16,431,089	2,420,038	5,059,552	16,431,089	2,420,038

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	September 30, 2019	September 30, 2020
	RMB	RMB	US$
	(in thousands)

Cash and cash equivalents	5,058,640	16,408,906	2,416,771
Restricted cash, current	912	8,070	1,189
Restricted cash, non-current	—	14,113	2,079
Total cash, cash equivalents and restricted cash	5,059,552	16,431,089	2,420,038

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended Sept 30,			Nine Months Ended Sept 30.
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	1,307,681	1,210,290	178,257	3,354,422	3,034,834	446,983
Add:
Share-based compensation expense	10,800	—	—	305,865	264,154	38,906
Loss on disposal of equity investees and subsidiary, net of income taxes	—	—	—	529	—	—
Adjusted net income	1,318,481	1,210,290	178,257	3,660,816	3,298,988	485,889

Net income	1,307,681	1,210,290	178,257	3,354,422	3,034,834	446,983
Add:
Depreciation	288,749	453,818	66,840	843,581	1,254,824	184,816
Amortization	13,951	25,390	3,740	39,920	58,640	8,637
Interest expenses	—	13,707	2,019	—	23,132	3,407
Income tax expenses	266,297	(27,845)	(4,101)	746,958	400,228	58,947
EBITDA	1,876,678	1,675,360	246,755	4,984,881	4,771,658	702,790

Add:
Share-based compensation expense	10,800	—	—	305,865	264,154	38,906
Loss on disposal of equity investees and subsidiary, before income taxes	—	—	—	529	—	—
Adjusted EBITDA	1,887,478	1,675,360	246,755	5,291,275	5,035,812	741,696

	Three Months Ended Sept 30,			Nine Months Ended Sept 30.
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income attributable to ordinary shareholders	1,307,528	1,201,019	176,892	3,347,722	3,024,072	445,398
Add:
Share-based compensation expense	10,800	—	—	305,865	264,154	38,906
Impairment of investment in equity
Loss on disposal of equity investees and subsidiary, net of income taxes	—	—	—	529	—	—
Adjusted Net income attributable to ordinary shareholders	1,318,328	1,201,019	176,892	3,654,116	3,288,226	484,304

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	782,011,037	784,872,994	784,872,994	784,701,835	783,711,509	783,711,509
Diluted	782,389,377	784,872,994	784,872,994	784,981,054	783,778,138	783,778,138

Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.67	1.53	0.23	4.27	3.86	0.57
Diluted	1.67	1.53	0.23	4.26	3.86	0.57

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	1.69	1.53	0.23	4.66	4.20	0.62
Diluted	1.69	1.53	0.23	4.66	4.20	0.62

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508